Exhibit 99.1



Alcon's Second Quarter Sales Rise 17.9 Percent; Net Earnings Increase 26.3 Percent

HUENENBERG, Switzerland – July 23, 2008 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,735.2 million for the second quarter of 2008, an increase of 17.9 percent compared to the second quarter of 2007, or 11.2 percent excluding the impact of foreign exchange fluctuations. Net earnings for the second quarter of 2008 increased 26.3 percent to $566.4 million, or $1.88 per share on a diluted basis, compared to $448.4 million, or $1.48 per share for the second quarter of 2007.

"The results for the second quarter demonstrate the benefits of our global operations that experienced strong growth in our core product lines and solid sales performance around the world," said Cary Rayment, Alcon's chairman, president and chief executive officer. "Revenues in both developed and emerging markets outside the U.S. were particularly robust, while our advanced technology intraocular lenses and glaucoma franchise continued to deliver excellent sales growth."

Second Quarter Sales Highlights

Highlights of sales for the second quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2007.

➢ International sales rose 28.9 percent to $947.3 million, or 15.4 percent excluding foreign exchange, with emerging markets sales increasing 29.5 percent, or 18.9 percent excluding foreign exchange. Sales in the United States increased 7.0 percent to $787.9 million.

➢ Pharmaceutical sales grew 17.6 percent, or 12.1 percent on a constant currency basis, to $745.1 million. Sales of glaucoma products increased 26.9 percent, due to growth in sales of the **TRAVATAN**® family of ophthalmic solutions and **Azopt**® ophthalmic suspension on a global basis, continued market share gains of **DuoTrav**™ ophthalmic solution outside the United States and the impact of the launch of **TRAVATANZ**™ ophthalmic solution in Japan. Sales of infection/inflammation products rose 12.1 percent as a result of market share gains by **Vigamox**® ophthalmic solution in the United States and sales growth for **TobraDex**® ophthalmic suspension and ointment outside the United States. Sales of allergy products, which include **Patanol**® ophthalmic solution and **Pataday**™ ophthalmic solution, despite a mild allergy season in the U.S., rose 5.3 percent on market share gains for **Pataday**™ in the United States and for **Patanol**® in Japan. Sales of otic/nasal products grew 16.7 percent to $100.8 million, supported by the initial distribution and U.S. launch of **Patanase**® nasal spray in May 2008.

➢ Surgical sales rose 21.6 percent or 13.1 percent on a constant currency basis, to $768.7 million. Sales of intraocular lenses increased 23.5 percent to $288.6 million, driven by the solid global performance of **AcrySof**® **IQ** lenses and strong sales of advanced technology lenses. Advanced technology intraocular lens sales were $50.9 million, an increase of 52.0%. This strong performance in advanced technology lenses was attributable to the **AcrySof**® **Toric** and the **AcrySof**® **ReSTOR**® **Aspheric** lenses, both of which posted healthy gains compared to last year. Sales of cataract and vitrectomy products rose 15.6 percent, due to continued market share gains and conversion to advanced technology such as **Infiniti**® vision system with **Ozil**™ torsional hand piece, viscoelastics, disposable instruments and custom packs. Refractive revenue increased 215.5 percent due to revenues generated by the WaveLight **Allegretto**® refractive laser, partially offset by declines in procedure revenues from the installed base of **LADARVISION**® excimer lasers.

➢ Consumer eye care sales increased 7.8 percent, or 2.2 percent on a constant currency basis, to $221.4 million. Sales of contact lens disinfectants grew 4.6 percent, as **OPTI-FREE**® **RepleniSH**® and **OPTI-FREE**® **Express**® multipurpose disinfecting solutions continued to maintain their combined market share in the United States. The 2007 second quarter included the positive impact of the recall of a competitive product, which made the comparison to the second quarter of 2008 more challenging. Sales of artificial tears products increased 17.9 percent, led by increases in the global sales of **Systane**® lubricant eye drops.

Second Quarter Earnings Details

Highlights of earnings for the second quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the second quarter of 2007.

➢ Gross profit margin improved 0.1 percentage points to 76.1 percent of sales. Gross profit margin in 2008 improved due to favorable sales mix, price increases taken in the first quarter and continuous improvement in our global manufacturing processes. These positive contributions were partially offset by costs associated with the integration of the company's refractive operations.

➢ Selling, general and administrative expenses increased faster than sales and were 30.4 percent of sales due to costs related to the establishment and relocation of the company's shared service center in Switzerland, the integration and operating expenses of WaveLight AG, and sales force expansions in the United States, Japan and emerging markets.

➢ Research and development expenses were 8.2 percent of sales, 1.3 percentage points less than the second quarter of 2007. The decline in research and development expenses as a percent of sales was primarily attributable to project timing. In addition, because most research and development expenses are incurred in U.S. dollars, they do not rise in line with sales growth when there are large currency variations.

➢ Operating income increased 20.3 percent to $645.6 million or 37.2 percent of sales, a 0.7 percentage point improvement over the reported results for the second quarter of 2007.

➢ Total non-operating income declined by $12.3 million primarily because of lower net investment gains due to volatility in the global investment markets.

➢ The company's effective tax rate declined from 18.8 percent to 12.8 percent, primarily as a result of the tax benefits associated with the establishment of the company's shared service center in Switzerland.

➢ Net earnings increased 26.3 percent to $566.4 million as a result of strong sales growth, gross profit margin improvement, lower operating expenses as a percent of sales and a lower effective tax rate. These positive factors were partially offset by lower income from investments.

New Product and R&D Pipeline Update

Summarized below are updates on new products and significant research and development activities.

➢ In April 2008, the United States Food and Drug Administration (FDA) approved **Patanase**® nasal spray for the treatment of symptoms of seasonal allergic rhinitis in patients twelve years of age and older.

- The company has reached agreement with the FDA on the testing protocol that will be used to address the information requirements specified in the approvable letter it received for **TobraDex® ST** ophthalmic suspension. It expects to complete the testing and submit the data to the FDA in the third quarter of 2008.
- Alcon filed a Pre-Marketing Application for the **AcrySof® ReSTOR® +3.0 Add** intraocular lens in June 2008 in the United States. This intraocular lens was CE marked in Europe in the third quarter of 2007.
- The Japanese Ministry of Health, Labor and Welfare (MHLW) approved the **AcrySof® ReSTOR® Aspheric** intraocular lens with a 4.0 diopter add power in July 2008.
- In July 2008, the company announced its decision to terminate clinical development of anecortave acetate for the treatment of age-related macular degeneration. Development of anecortave acetate for the treatment of elevated intraocular pressure and glaucoma continues.
- In May 2008, the FDA approved the 510(k) filing for the **CONSTELLATION®** vitrectomy system, the company's next-generation platform for vitreoretinal surgery.
- In June 2008, the collaboration agreement between Alcon and Amgen, established in 2006, to develop and commercialize ophthalmic therapies was terminated, pursuant to a non-advancement clause in the agreement, as no compounds had been identified for development in ophthalmology.

Financial Guidance

Financial guidance for the full year 2008 and factors impacting this guidance are provided below.

- The company increased its sales guidance to a range of $6,460 million to $6,510 million. The increase is primarily due to the continuation of a more favorable currency environment than originally expected.
- The company also increased its guidance for diluted earnings per share to a range of $6.48 to $6.54. This range includes SG&A expenses related to the expansion and relocation of the company's Swiss operations, as well as integration expenses related to the company's refractive surgery manufacturing and other operations, which will be booked to cost of goods sold. Consistent with the previously issued earnings guidance, the new range assumes the ultimate passage of the Research and Development Tax Credit in the United States in the fourth quarter of 2008, with retroactive applicability.

Other Items

- On July 8, 2008, Nestlé S.A. and Novartis AG executed the sale of 74 million Alcon common shares from Nestlé to Novartis pursuant to the agreement dated April 6, 2008. After Novartis acquired 24.85% of the outstanding shares, the Alcon board expanded from eight to ten members adding as new directors James Singh, Nestlé's executive vice president and chief financial officer, and Daniel Vasella, M.D., Novartis' chairman and chief executive officer.
- The company entered into a patent cross-licensing agreement with Advanced Medical Optics, Inc. related to lubricious coatings for intraocular lens (IOL) insertion devices and specific one-piece IOL designs. In the second quarter of 2008, the company recognized a net reduction of $1.5 million in selling, general and administrative expenses from this transaction. It also recorded an asset of $22.5 million that will be amortized over the useful life of the patents.

➢ Alcon filed a counterclaim lawsuit against Synergetics USA, Inc. in response to a lawsuit filed by that company related to Alcon's vitreoretinal business.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company. All trademarks noted in this release are the property of Alcon, Inc. Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon, Inc. by Bayer HealthCare AG.

###

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2008	**2007**	**2008**	**2007**
Sales	$ 1,735.2	$ 1,471.5	$ 3,271.6	$ 2,794.2
Cost of goods sold	414.5	353.3	812.8	702.3
Gross profit	1,320.7	1,118.2	2,458.8	2,091.9
Selling, general and administrative	526.9	431.5	1,011.1	848.6
Research and development	142.2	139.9	287.1	273.4
Amortization of intangibles	6.0	10.3	14.9	30.3
Operating income	645.6	536.5	1,145.7	939.6
Other income (expense):				
Gain (loss) from foreign currency, net	(3.2)	2.0	2.7	5.0
Interest income	20.5	14.9	46.2	34.8
Interest expense	(14.4)	(11.4)	(31.8)	(21.2)
Other, net	0.7	10.4	(10.1)	18.3
Earnings before income taxes	649.2	552.4	1,152.7	976.5
Income taxes	82.8	104.0	156.9	181.9
Net earnings	$ 566.4	$ 448.4	$ 995.8	$ 794.6
Basic earnings per common share	$ 1.90	$ 1.50	$ 3.34	$ 2.66
Diluted earnings per common share	$ 1.88	$ 1.48	$ 3.30	$ 2.62
Basic weighted average common shares	298,477,807	298,285,773	298,100,370	298,993,430
Diluted weighted average common shares	301,986,076	302,148,378	301,558,546	302,936,422

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended June 30,		%Change	Foreign Currency %Change	%Change in Constant Currency
	2008	**2007**			
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 407.5	$ 376.5	8.2%	- %	8.2%
Surgical	276.4	257.2	7.5	-	7.5
Consumer Eye Care	104.0	102.7	1.3	-	1.3
Total United States Sales	**787.9**	**736.4**	**7.0**	-	**7.0**
International:					
Pharmaceutical	337.6	257.3	31.2	13.4	17.8
Surgical	492.3	375.2	31.2	14.2	17.0
Consumer Eye Care	117.4	102.6	14.4	11.2	3.2
Total International Sales	**947.3**	**735.1**	**28.9**	**13.5**	**15.4**
Total Global Sales	**$ 1,735.2**	**$ 1,471.5**	**17.9**	**6.7**	**11.2**
PRODUCT SALES					
Infection/inflammation	$ 233.1	$ 208.0	12.1%		
Glaucoma	252.4	198.9	26.9		
Allergy	168.2	159.8	5.3		
Otic/nasal	100.8	86.4	16.7		
Other pharmaceuticals/rebates	(9.4)	(19.3)	N/M		
Total Pharmaceutical	**745.1**	**633.8**	**17.6**	**5.5%**	**12.1%**
Intraocular lenses	288.6	233.7	23.5		
Cataract/vitreoretinal	449.5	389.0	15.6		
Refractive	30.6	9.7	215.5		
Total Surgical	**768.7**	**632.4**	**21.6**	**8.5**	**13.1**
Contact lens disinfectants	122.3	116.9	4.6		
Artificial tears	69.7	59.1	17.9		
Other	29.4	29.3	0.3		
Total Consumer Eye Care	**221.4**	**205.3**	**7.8**	**5.6**	**2.2**
Total Global Sales	**$ 1,735.2**	**$ 1,471.5**	**17.9**	**6.7**	**11.2**

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Six months ended June 30,			Foreign Currency	%Change in Constant
	2008	**2007**	**%Change**	**%Change**	**Currency**
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 725.8	$ 683.1	6.3%	- %	6.3%
Surgical	530.4	491.3	8.0	-	8.0
Consumer Eye Care	203.7	196.4	3.7	-	3.7
Total United States Sales	**1,459.9**	**1,370.8**	**6.5**	-	**6.5**
International:					
Pharmaceutical	647.7	505.2	28.2	12.9	15.3
Surgical	936.2	721.8	29.7	14.0	15.7
Consumer Eye Care	227.8	196.4	16.0	11.4	4.6
Total International Sales	**1,811.7**	**1,423.4**	**27.3**	**13.3**	**14.0**
Total Global Sales	**$ 3,271.6**	**$ 2,794.2**	**17.1**	**6.8**	**10.3**
PRODUCT SALES					
Infection/inflammation	$ 463.1	$ 411.1	12.6%		
Glaucoma	463.1	384.6	20.4		
Allergy	299.2	272.4	9.8		
Otic/nasal	165.6	141.5	17.0		
Other pharmaceuticals/rebates	(17.5)	(21.3)	N/M		
Total Pharmaceutical	**1,373.5**	**1,188.3**	**15.6**	**5.5%**	**10.1%**
Intraocular lenses	549.5	444.7	23.6		
Cataract/vitreoretinal	855.2	746.7	14.5		
Refractive	61.9	21.7	185.3		
Total Surgical	**1,466.6**	**1,213.1**	**20.9**	**8.3**	**12.6**
Contact lens disinfectants	236.7	218.9	8.1		
Artificial tears	135.5	114.9	17.9		
Other	59.3	59.0	0.5		
Total Consumer Eye Care	**431.5**	**392.8**	**9.9**	**5.8**	**4.1**
Total Global Sales	**$ 3,271.6**	**$ 2,794.2**	**17.1**	**6.8**	**10.3**

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	June 30, 2008	Dec 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 2,236.8	$ 2,134.3
Short term investments	654.4	669.8
Trade receivables, net	1,291.4	1,089.2
Inventories	606.7	548.5
Deferred income tax assets	94.2	89.3
Other current assets	279.0	293.7
Total current assets	5,162.5	4,824.8
Long term investments	36.7	41.8
Property, plant and equipment, net	1,100.9	1,030.0
Intangible assets, net	103.7	89.6
Goodwill	635.8	626.0
Long term deferred income tax assets	338.7	322.1
Other assets	84.0	81.3
Total assets	$ 7,462.3	$ 7,015.6
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 249.6	$ 208.7
Short term borrowings	1,598.9	1,751.1
Current maturities of long term debt	1.9	1.3
Other current liabilities	951.3	901.1
Total current liabilities	2,801.7	2,862.2
Long term debt, net of current maturities	53.5	52.2
Long term deferred income tax liabilities	23.4	23.9
Other long term liabilities	721.9	702.6
Contingencies		
Shareholders' equity:		
Common shares	43.2	43.1
Additional paid-in capital	1,415.7	1,299.8
Accumulated other comprehensive income	274.5	203.0
Retained earnings	3,631.2	3,392.2
Treasury shares, at cost	(1,502.8)	(1,563.4)
Total shareholders' equity	3,861.8	3,374.7
Total liabilities and shareholders' equity	$ 7,462.3	$ 7,015.6

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in millions)

	Six months ended June 30,	
	2008	**2007**
Cash provided by (used in) operating activities:		
Net earnings	$ 995.8	$ 794.6
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	85.1	82.4
Amortization of intangibles	14.9	30.3
Share-based payments	53.5	56.2
Tax benefit from share-based compensation	6.1	10.8
Deferred income taxes	(23.4)	(29.8)
Loss (gain) on sale of assets	0.4	(14.3)
Unrealized depreciation (appreciation) on trading securities	9.9	(2.7)
Other	--	0.1
Changes in operating assets and liabilities:		
Trading securities	--	(520.8)
Trade receivables	(162.3)	(122.9)
Inventories	(21.5)	(11.8)
Other assets	18.3	(6.4)
Accounts payable and other current liabilities	77.6	37.2
Other long term liabilities	17.6	43.8
Net cash from operating activities	1,072.0	346.7
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(127.2)	(88.7)
Proceeds from sale of assets	(28.2)	(0.1)
Purchase of investments	(37.2)	(23.4)
Proceeds from sales and maturities of investments	41.1	135.7
Other	2.0	1.5
Net cash from investing activities	(149.5)	25.0
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(185.7)	(112.5)
Proceeds from issuance of long term debt	--	0.8
Repayment of long term debt	(0.7)	(5.4)
Dividends on common shares	(749.7)	(612.8)
Acquisition of treasury shares	(21.4)	(744.3)
Proceeds from exercise of stock options	93.4	127.8
Tax benefits from share-based payment arrangements	38.2	59.3
Net cash from financing activities	(825.9)	(1,287.1)
Effect of exchange rates on cash and cash equivalents	5.9	2.5
Net increase (decrease) in cash and cash equivalents	102.5	(912.9)
Cash and cash equivalents, beginning of period	2,134.3	1,489.2
Cash and cash equivalents, end of period	$ 2,236.8	$ 576.3

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,
Investor Relations and Strategic Corporate Communications
817-551-8974
or
Bob Peterson
Manager,
Investor Relations
817-551-4687
www.alcon.com